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                                                      OMB APPROVAL
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                                          OMB Number:                  3235-0145
                                          Expires:               August 31, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*

                                NETRATINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64116M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (2/00)

                               Page 1 of 8 Pages

------------------                                              ----------------
CUSIP NO.                             13G                            PAGE 2 OF 3
------------------                                              ----------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trans Cosmos, Inc.          000000000
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          A Japanese corporation
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       -0-                     Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,009,795                  Shares(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      -0-                     Shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,009,795                  Shares(1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,009,795  Shares(1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------

(1) 2,009,795 shares are beneficially owned by Trans Cosmos USA, Inc., a wholly owned subsidiary of Trans Cosmos, Inc.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                              ----------------
CUSIP NO.                             13G                            PAGE 3 OF 3
------------------                                              ----------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trans Cosmos USA, Inc.         91-1725603
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       -0-                     Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,009,795(1)               Shares
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      -0-                     Shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,009,795(1)               Shares
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,009,795  Shares(1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
         (1) Trans Cosmos USA, Inc., a wholly owned subsidiary of Trans Cosmos, Inc.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a).    NAME OF ISSUER:  Netratings, Inc.

ITEM 1 (b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               830 Hillview Court, Suite 225
               Milpitas, CA 95035

ITEM 2 (a).    NAME OF PERSON FILING: Trans Cosmos, Inc., and Trans Cosmos USA,
Inc.,

ITEM 2 (b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Trans Cosmos, Inc.:          Sumitomoseimei Akasaka Building
                                            3-3-3, Akasaka, Minato-ku, Tokyo
                                            107 Japan

               Trans Cosmos USA, Inc.:      777-108th Avenue, N.E., Suite 2300
                                            Bellevue, WA 98004

ITEM 2 (c).    CITIZENSHIP: Trans Cosmos USA, Inc. is a Washington corporation.
Trans Cosmos, Inc. is a Japanese corporation.

ITEM 2 (d).    TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.001

ITEM 2 (e).    CUSIP NUMBER: 64116M108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

        (a)    [ ]    Broker or dealer registered under Section 15 of the
                      Exchange Act;

        (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)    [ ]    Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

        (d)    [ ]    Investment company registered under Section 8 of the
                      Investment Company Act;

        (e)    [ ]    An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

        (f)    [ ]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

        (i)    [ ]    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.        [ ]

ITEM 4.        OWNERSHIP

        (a)    Amount Beneficially Owned:  2,009,795 shares(2)

        (b)    Percent of Class:  6.3(2)

        (c)    Number of Shares as to which Such Person has:

               (i)    sole power to vote or to direct the vote -0- shares

               (ii)   shared power to vote or to direct the vote 2,009,795
                      shares(2)

               (iii) sole power to dispose or to direct the disposition of -0-shares

               (iv) shared power to dispose or to direct the disposition of 2,009,795 shares(2)

----------

(2) Based upon 32,118,521 shares of Common Stock issued and outstanding as of December 31, 1999. 2,009,795 shares are beneficially owned by Trans Cosmos USA, Inc., a wholly owned subsidiary of Trans Cosmos, Inc.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TRANS COSMOS, INC.

        February 9, 2000               By
                                           -------------------------------------
                                           (Name)   Shozo Okuda
                                                    ----------------------------
                                           (Its)    Executive V.P.
                                                    ----------------------------


                                       TRANS COSMOS USA, INC.

        February 9, 2000               By
                                           -------------------------------------
                                           (Name)   Shozo Okuda
                                                    ----------------------------
                                           (Its)    Chairman
                                                    ----------------------------

                                  EXHIBIT INDEX

EXHIBIT                      DESCRIPTION
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
99.1                         Joint Filing Agreement